Filed by UnitedHealth Group Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: PacifiCare Health Systems, Inc.

Commission File No. 001-31700

The following is an excerpt from UnitedHealth Group Incorporated’s Third

Quarter Earnings Conference Call held on October 14, 2005.

Dr. William W. McGuire, Chairman, Chief Executive Officer and Chairman of Executive Committee:

Before closing, I also want to give you an update on the status of our planned merger with PacifiCare. After announcing the transaction in early July, we began the process of obtaining necessary approvals to close the transaction. We or PacifiCare are required to make filings in 23 states and need prior approval from 10 states before closing. Initial filings have been made in all states; we have had or have scheduled hearings and approval proceedings for each state; and we have already received approval from the Indiana Department of Insurance, with several affirmative state approvals pending. We are working with the Department of Justice to enable them to complete their evaluation of the transaction under the antitrust laws. We also made filings with the SEC for both the proxy statement/prospectus for the PacifiCare transaction, and to increase our shelf registration issuing capacity to an aggregate of $4 billion. We have received notice from the SEC that it will not review either of these filings, and both filings were declared effective earlier this week. PacifiCare has scheduled its shareholder meeting to approve the transaction for November 17.

Approval activities are challenging, just as we expected, but are progressing as planned and we continue to expect to close the transaction by the end of 2005 or early 2006.

Closing Remarks

Overall, growth and earnings in 2005 have clearly been strong and, together with ongoing operational enhancements and related cash flow generation, provide a solid base for further growth and outstanding financial performance in 2006. We have reported earnings of $1.83 through the first nine months, and are increasing full year 2005 expectations to $2.48 per share which includes a fourth quarter of $0.65. That level of operating earnings for the year - roughly a $40 million advance over the $2.45 to $2.47 we projected last quarter and, I should probably note, about a nickel increase on our pre-split outlook - is a result of the increased growth and continuing operating performance gains we are now seeing.

All of this puts us on a pace to achieve 26% earnings per share growth this year. Such results fully consider the seasonally slow fourth quarter sales for our various membership-based business segments. It also includes the additional cost burden to cover the Medicare Part D start-up which will be $20 million or more in the fourth quarter, as well as the set-up costs for the large gains in new membership at Uniprise and UnitedHealthcare that we see coming for January 2006.

The foundation for solid 2006 performance will be robust internal growth driven by differentiable value propositions in each of our businesses, and stable to expanding margins driven by operational effectiveness and technology leverage. We are increasing our base expectations for 2006 earnings to around $2.85 per share or more - and for those who missed this point earlier - that is without Part D. At this time, we’d suggest another nickel per share for a full year of Part D impact, but that is a very early and somewhat cautious guess until we start seeing the pace of enrollment and actual utilization experience. At any rate, that would take us up further to $2.90 per share as a 2006 baseline. PacifiCare also has the capacity to contribute another $0.05 or so if added for a full year. And there is further added potential from PacifiCare operational synergies as well as their own Part D gains. We’ll consider these once the transaction is complete. All of this offers a very positive view for 2006.

Important Merger Information

In connection with the proposed transactions, UnitedHealth Group and PacifiCare have filed relevant materials with the Securities and Exchange Commission (SEC), including a registration statement on Form S-4 that contains a prospectus and proxy statement. Because those documents will contain important information, holders of PacifiCare common stock are urged to read them. The registration statement, including the prospectus and proxy statement are available for free (along with any other documents and reports filed by UnitedHealth Group and PacifiCare with the SEC) at the SEC’s Web site, www.sec.gov. In addition, PacifiCare stockholders may obtain free copies of the documents filed with the SEC by PacifiCare by directing a written request to Pacificare Health Systems Inc., 5995 Plaza Drive, Cypress, CA 90630, Attention: Investor Relations.

UnitedHealth Group and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of PacifiCare common stock in connection with the proposed transactions. Information about the directors and executive officers of UnitedHealth Group is set forth in the proxy statement for UnitedHealth Group’s 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2005. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy solicitation statement if and when it becomes available.

PacifiCare and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of PacifiCare common stock in connection with the proposed transaction. Information about the directors and executive officers of PacifiCare and their ownership of PacifiCare common stock is set forth in the proxy statement for PacifiCare’s 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 13, 2005. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This excerpt contains statements, estimates or projections that constitute “forward-looking” statements as defined under U.S. federal securities laws. Statements about results for 2005 and 2006 are forward-looking statements. Generally the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “suggest,” “will” and similar expressions identify forward-looking statements, which generally are not historical in nature. By their nature, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. These statements may contain information about financial prospects, economic conditions, trends and unknown certainties. We caution that actual results could differ materially from those that management expects, depending on the outcome of certain factors. These forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the results discussed in the forward-looking statements. Some factors that could cause results to differ materially from the forward-looking statements include:

•	increases in health care costs that are higher than we anticipated in establishing our premium rates, including increased consumption of or costs of medical services;

•	heightened competition as a result of new entrants into our market, and consolidation of health care companies and suppliers;

•	events that may negatively affect our contract with AARP;

•	increased competition and other uncertainties resulting from changes in Medicare laws;

•	increases in costs and other liabilities associated with increased litigation, legislative activity and government regulation and review of our industry;

•	our ability to execute contracts on competitive terms with physicians, hospitals and other service providers;

•	failure to maintain effective and efficient information systems, which could result in the loss of existing customers, difficulties in attracting new customers, difficulties in determining medical costs estimates and appropriate pricing, customer and physician and health care provider disputes, regulatory violations, increases in operating costs, or other adverse consequences;

•	possible impairment of the value of our intangible assets if future results do not adequately support goodwill and intangible assets recorded for businesses that we acquire;

•	costs associated with compliance with restrictions on patient privacy, including system changes, development of new administrative processes, and potential noncompliance by our business associates;

•	misappropriation of our proprietary technology;

•	potential effects of terrorism, including increased use of health care services, disruption of information and payment systems, and increased health care costs;

•	inability to achieve expected synergies and operating efficiencies in the PacifiCare transaction within expected time frames or at all;

•	our anticipated acquisition of PacifiCare Health Systems, Inc. may be delayed or impeded as a result of required governmental consents, approval by PacifiCare’s stockholders, and other conditions to the merger, which may increase the costs of the merger and reduce anticipated benefits;

•	integration of PacifiCare’s operations may be more difficult, time-consuming or costly than expected; and

•	we may experience difficulties in maintaining relationships with employees, customers, clients or suppliers following the completion of the merger with PacifiCare.

This list of important factors is not intended to be exhaustive. A further list and description of some of these risks and uncertainties can be found in our reports filed with the Securities and Exchange Commission from time to time, including our annual reports on Form 10-K and quarterly reports on Form 10-Q. Any or all forward-looking statements we make may turn out to be wrong. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except to the extent otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements.